SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of November 2002


                                   GENSET S.A.

                       24, rue Royale, 75008 Paris, France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

           Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

           Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
........................N/A...............................


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Material filed as Exhibits
--------------------------------

1. Press Release, dated October 31, 2002, of Serono and Genset.

2. Press Release, dated November 8, 2002, of Serono and Genset.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Genset S.A.

                                             By:  /s/ Marc Vasseur
                                                 ----------------------------
                                             Name:  Marc Vasseur
                                             Title: Chief Executive Officer

Dated: November 25, 2002